FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                 For the Period April 1, 2004 to June 30, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 04-1 PLC


                                       By:  /s/  Clive Rakestrow
                                            --------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title: Director

Date:  August 16, 2004

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:  /s/ Jonathan David Rigby
                                            ------------------------
                                       Name: Jonathan David Rigby
                                       Title: Director

Date:  August 16, 2004

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:  /s/ Daniel Le Blancq
                                            --------------------
                                       Name: Daniel Le Blancq
                                       Title: Director

Date:  August 16, 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 April 2004 - 30 June 2004



Mortgage Loans

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Number of Mortgage Loans in Pool                                                                                    238,327

Current Balance - Trust Mortgage Assets                                                                       (GBP)19,275,323,145

Current Balance - Trust Cash and other Assets                                                                 (GBP)1,156,394,524

Last Months Closing Trust Assets                                                                              (GBP)19,862,945,308

Funding share                                                                                                 (GBP)18,651,521,741

Funding Share Percentage                                                                                            91.29%

Seller Share*                                                                                                 (GBP)1,780,195,928

Seller Share Percentage                                                                                              8.71%

Minimum Seller Share (Amount)*                                                                                 (GBP)934,316,452

Minimum Seller Share (% of Total)                                                                                    4.57%

Excess Spread last quarter annualised (% of Total)                                                                   0.26%
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* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

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                             Number            Principal (GBP)                    Arrears (GBP)               By Principal (%)

< 1 Month                   234,934            19,017,798,678                          0                          98.66%

> = 1 < 3 Months             2,730               210,236,782                       1,715,351                       1.09%

> = 3 < 6 Months              515                37,419,915                         892,529                        0.19%

> = 6 < 9 Months              114                 7,537,264                         342,604                        0.04%

> = 9 < 12 Months              29                 1,953,249                         112,126                        0.01%

> = 12 Months                  5                   377,257                          31,621                         0.00%

Total                       238,327            19,275,323,145                      3,094,231                      100.00%
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Properties in Possession

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                                        Number                         Principal (GBP)                   Arrears (GBP)

Total (since inception)                  180                            9,973,385                           482,167
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Properties in Possession                                                                                      66

Number Brought Forward                                                                                        55

Repossessed (Current Month)                                                                                   11

Sold (since inception)                                                                                        114

Sold (current month)                                                                                          16

Sale Price / Last Loan Valuation                                                                             1.11

Average Time from Possession to Sale (days)                                                                   127

Average Arrears at Sale                                                                                   (GBP)2,388

Average Principal Loss (Since inception)*                                                                  (GBP)191

Average Principal Loss (current month)**                                                                   (GBP)219

MIG Claims Submitted                                                                                           8

MIG Claims Outstanding                                                                                         1

Average Time from Claim to Payment                                                                            59
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

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                                                                         Number                             Principal (GBP)

Substituted this period                                                   4,998                            (GBP)483,272,754

Substituted to date (since 26 March 2001)                                409,866                          (GBP)32,908,052,525
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CPR Analysis

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                                                                         Monthly                              Annualised

Current Month CPR Rate                                                    5.53%                                 49.41%

Previous Month CPR Rate                                                   4.84%                                 44.67%
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Weighted Average Seasoning (by value) Months                                                                     24.37

Weighted Average Remaining Term (by value) Years                                                                 20.12

Average Loan Size                                                                                             (GBP)80,878

Weighted Average LTV (by value)                                                                                 75.18%

Weighted Average Indexed LTV (by value)                                                                         62.15%

Non Verified (by value)                                                                                         31.17%
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Product Breakdown

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Fixed Rate (by balance)                                                                                         50.20%

Together (by balance)                                                                                           25.37%

Capped (by balance)                                                                                              1.30%

Variable (by balance)                                                                                           20.16%

Tracker (by balance)                                                                                             2.97%

Total                                                                                                           100.0%
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Geographic Analysis

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                                    Number            % of Total                  Value (GBP)                   % of Total

East Anglia                         4,975                2.09%                    404,781,786                      2.10%

East Midlands                       17,169               7.20%                   1,241,330,811                     6.44%

Greater London                      28,513              11.96%                   3,820,369,047                    19.82%

North                               29,676              12.45%                   1,586,359,095                     8.23%

North West                          32,996              13.84%                   2,127,995,675                    11.04%

Scotland                            23,185               9.73%                   1,416,736,251                     7.35%

South East                          34,786              14.60%                   3,862,774,758                    20.04%

South West                          15,298               6.42%                   1,374,330,540                     7.13%

Wales                               10,136               4.25%                    636,085,664                      3.30%

West Midlands                       15,777               6.62%                   1,195,070,035                     6.20%

Yorkshire                           25,816              10.83%                   1,609,489,483                     8.35%

Total                              238,327               100%                   19,275,323,145                     100%
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LTV Levels Breakdown

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                                                        Number                    Value (GBP)                   % of Total

0% < 25%                                                 8,174                    314,187,767                      1.63%

> = 25% < 50%                                           28,053                   1,975,720,622                    10.25%

> = 50% < 60%                                           17,858                   1,524,678,061                     7.91%

> = 60% < 65%                                           10,609                    959,911,093                      4.98%

> = 65% < 70%                                           12,144                   1,133,389,001                     5.88%

> = 70% < 75%                                           17,143                   1,555,518,578                     8.07%

> = 75% < 80%                                           18,093                   1,917,894,653                     9.95%

> = 80% < 85%                                           25,133                   2,461,458,766                    12.77%

> = 85% < 90%                                           34,564                   2,661,922,126                    13.81%

> = 90% < 95%                                           51,962                   3,781,818,401                    19.62%

> = 95% < 100%                                          14,414                    977,258,883                      5.07%

> = 100%                                                  180                     11,565,194                       0.06%

Total                                                   238,327                 19,275,323,145                    100.0%
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Repayment Method

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                                                        Number                    Value (GBP)                   % of Total

Endowment                                               29,561                   2,164,618,789                    11.23%

Interest Only                                           27,089                   3,644,963,607                    18.91%

Pension Policy                                            649                     63,608,566                       0.33%

Personal Equity Plan                                     1,296                    92,521,551                       0.48%

Repayment                                               179,732                 13,309,610,632                    69.05%

Total                                                   238,327                 19,275,323,145                    100.00%
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Employment Status

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                                                        Number                    Value (GBP)                   % of Total

Full Time                                               210,102                 16,056,344,180                    83.30%

Part Time                                                2,939                    171,550,376                      0.89%

Retired                                                   504                     17,347,791                       0.09%

Self Employed                                           22,448                   2,924,066,521                    15.17%

Other                                                    2,334                    106,014,277                      0.55%

Total                                                   238,327                 19,275,323,145                    100.00%
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NR Current Existing Borrowers' SVR                                                  6.29%

Effective Date of Change                                                         1 May 2004
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Notes   Granite Mortgages 03-1 plc

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                              Outstanding                  Rating                Reference Rate                    Margin
                                                     Moodys/S&P/Fitch

Series 1

A1                                 $0                    P-1/A-1+/F1+                1.11%                         -0.01%

A2                           $1,130,710,240              Aaa/AAA/AAA                 1.34%                          0.19%

A3**                          $276,908,642               Aaa/AAA/AAA                  N/A                           0.40%

B                             $42,000,000                 Aa3/AA/AA                  1.58%                          0.43%

C                             $56,000,000                Baa2/BBB/BBB                2.60%                          1.45%

Series 2

A                        (euro)900,000,000               Aaa/AAA/AAA                 2.29%                          0.24%

B                        (euro)62,000,000                 Aa3/AA/AA                  2.48%                          0.43%

C                        (euro)94,500,000                Baa2/BBB/BBB                3.50%                          1.45%

Series 3

A                           (GBP)665,000,000             Aaa/AAA/AAA                 4.62%                          0.24%

B                           (GBP)31,000,000               Aa3/AA/AA                  4.81%                          0.43%

C                           (GBP)41,000,000              Baa2/BBB/BBB                5.83%                          1.45%
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** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.


Credit Enhancement

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                                                                                                            % of Notes Outstanding

Class B Notes (GBP) Equivalent)                                                 (GBP)97,837,647                     4.14%

Class C Notes (GBP) Equivalent)                                                (GBP)137,914,263                     5.83%

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                                                                                                              % of Funding Share

Class B Notes (GBP) Equivalent)                                                 (GBP)97,837,647                     0.52%

Class C Notes (GBP) Equivalent)                                                (GBP)137,914,263                     0.74%

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Granite Mortgages 03-1 Reserve Fund Requirement                                 (GBP)45,000,000                     0.24%

Balance Brought Forward                                                         (GBP)30,531,520                     0.16%

Drawings this Period                                                                (GBP)0                          0.00%

Excess Spread this Period                                                       (GBP)2,278,734                      0.01%

Funding Reserve Fund Top-up this Period*                                            (GBP)0                          0.00%

Current Balance                                                                 (GBP)32,810,254                     0.18%
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Funding Reserve Balance                                                         (GBP)42,299,079                     0.23%

Funding Reserve %                                                                    1.0%                             NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.